                                                                       EXHIBIT 1

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                      [LOGO] North American Palladium Ltd.

            MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL RESULTS
                               THIRD QUARTER 2005

The following is Management's Discussion and Analysis of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations for the three months and nine months ended September 30, 2005, compared to those of the respective periods in prior year. This Management's Discussion and Analysis has been prepared as of November 8, 2005. This Management's Discussion and Analysis is intended to supplement and complement the unaudited interim consolidated financial statements and notes thereto for the periods ended September 30, 2005 (collectively, the "Financial Statements"), which are included in this Quarterly Report. You are encouraged to review the Financial Statements in conjunction with your review of this Management's Discussion and Analysis. This Management's Discussion and Analysis should be read in conjunction with both the annual audited consolidated financial statements for the three years ended December 31, 2004, and the related annual Management's Discussion and Analysis included in the 2004 Annual Report.

STRATEGIC ACTIVITIES

North American Palladium Ltd. (the "Company") operates the Lac des Iles mine located 85 km northwest of Thunder Bay, Ontario. The mine is Canada's only primary producer of platinum group metals and contains one of the largest open pit bulk mineable palladium reserves in the world. In addition to palladium, the Company earns substantial revenue from by-product nickel, platinum, gold and copper. Palladium's primary use continues to be in the auto industry where it is an important component in controlling exhaust emissions as mandated by more stringent hydrocarbon emission standards for cars, light trucks and SUVs, particularly in the United States, Europe and Japan. In addition, palladium is consumed in the dental, electronics, jewelry and chemical sectors.

Based on a positive feasibility study, the Company commenced the development of an underground mine at its Lac des Iles operation in the second quarter of 2004. The underground mine development is focused on the Main High Grade Zone below the ultimate pit depth. Capital costs for the underground development are estimated at $40 million for direct and indirect costs and working capital. Mining equipment accounts for an additional $12 million of capital costs and the Company is financing this equipment through a vendor lease program. By the end of the third quarter 2005, the main ramp had been advanced 1,036 metres. The underground development is progressing toward stope production in the first quarter of next year.

At Lac des Iles, the Company continues to receive positive results from the ongoing exploration program on the Deep Offset High Grade Zone.

The Company is pleased to announce that on September 29, 2005, the shareholders of URSA Major Minerals Incorporated (TSXV: UMJ) approved the option and joint venture agreement on the Shakespeare nickel, copper, PGM property located near Sudbury, Ontario. The property is proposed to be a 60% North American Palladium, 40% URSA Joint Venture with the Company becoming the operator upon successful completion of a viable feasibility study and arranging financing for commercial production. On the adjoining Agnew Lake Project (50/50 Option Joint Venture) a fall exploration program has been initiated in advance of a winter drill program.

On October 18, 2005, the Company announced that it had entered into a letter of intent to form a Joint Venture with Gold Fields Limited (JSE:GFI, NYSE:GFI) to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland (see press release dated October 18 2005). The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn a 60% interest in APP and become project operator by spending US$12.5 million, completing a feasibility study and making a production decision as well as paying Gold Fields up to US$45 million through the issuance of the Company's common shares on or before June 30, 2008. Upon forming the Joint Venture, Gold Fields retains a back-in right to acquire an additional 10% by reducing the number of the Company's

Third Quarter                                                  North American
   Report, 2005                   Page 1 of 11                    Palladium Ltd.

common shares issued to Gold Fields by 20%. The transaction is subject to certain conditions including the executing of a formal agreement and receipt of all necessary regulatory approvals.

In prior periods the Company hedged the price of its palladium production under a contract with a major automotive manufacturer (the "Palladium Sales Contract"). The hedge price was based on the monthly average spot price for palladium with a floor price of US$325 per ounce for 100% of production. The Palladium Sales Contract for physical deliveries expired on June 30, 2005. For 2005 all palladium production (except 6,403 ounces delivered under the Palladium Sales Contract) will be delivered into either a sales contract with a leading catalytic converter manufacturer or a global commodity dealer. These contracts provide for pricing at either the monthly average price in the month prior to delivery of palladium or the spot price on the day of delivery.

Without the benefit of the floor price under the Palladium Sales Contract, the Company's profitability in the first nine months of 2005 has been significantly impacted by the current depressed spot palladium price. In the near term, the Company does not expect a significant improvement in the palladium price, however, the Company is optimistic that the fundamentals for palladium demand will improve in the medium term with the expected draw-down of surplus inventories held by automotive manufacturers and the wide market price spread between platinum and palladium, which should accelerate consumption of palladium.

OVERVIEW

o Realized a net loss for the third quarter of $19.6 million or $0.38 per share and a net loss for the first nine months of $42.6 million or $0.82 per share. Unit costs to produce palladium increased in the third quarter to US$493 per ounce.
o The net loss and increased unit costs are primarily due to; a decline in head grade which resulted in lower metal production and recoveries; increased waste to ore strip ratio; increased operating costs including power and diesel fuel costs; and a strengthening Canadian dollar.
o Revenues for the third quarter of $17.2 million, and for the first nine months of $67.0 million, were negatively impacted by the decline in metal production and the continuing low palladium price. During the quarter revenue on 34,331 ounces, which will be available for physical delivery after September 30, 2005, was recorded at the September 30, 2005 quoted market price of US$194 per ounce.
o The Company is optimistic that the fundamentals for palladium demand will improve in the medium term and subsequent to the end of the quarter, the price of palladium has increased to above US$220 per ounce.
o Implementation of the preventative maintenance program continued and this resulted in improved mill availability and throughput in the third quarter and will increase future mill production and reduce operating costs.
o Mining of lower grade ore, as scheduled in the 2005 mine plan, has been completed and recoveries are expected to improve with the processing of the higher grade ore to be mined in the fourth quarter.
o Operating costs in the quarter decreased by $0.5 million compared to the second quarter. Cost cutting initiatives continued in the fourth quarter, including the reduction of 30 employees and 30 contractors, the elimination of excess ore and waste re-handling and a scheduled decrease in the waste to ore strip ratio.

Third Quarter                                                  North American
   Report, 2005                   Page 2 of 11                    Palladium Ltd.

PRODUCTION STATISTICS

                                                   Third Quarter                    Nine Months
                                                   September 30                    September 30
                                         ----------------------------------------------------------------
                                              2005             2004            2005            2004
                                         ----------------------------------------------------------------
  PALLADIUM (OZ)                                 39,532           79,174          140,334         246,405
  Payable Palladium (oz)                         36,028           72,221          127,911         224,987
  Platinum (oz)                                   4,567            6,352           15,072          19,654
  Gold (oz)                                       3,428            6,745           11,393          20,749
  Copper (lbs)                                1,401,856        1,986,471        4,396,785       6,232,174
  Nickel (lbs)                                  399,852        1,090,932        1,821,558       3,472,451
  -------------------------------------------------------------------------------------------------------
  Ore Tonnes Milled                           1,328,433        1,301,378        3,680,059       4,095,602
  Ore Tonnes Mined                              763,950        1,356,158        2,968,088       3,538,041
  Waste Tonnes Mined                          2,704,627        2,842,785        9,010,660       8,694,031
  -------------------------------------------------------------------------------------------------------
  Waste to Ore Strip Ratio                       3.54:1           2.10:1           3.04:1          2.46:1
  -------------------------------------------------------------------------------------------------------


KEY FINANCIAL STATISTICS
                                                                     Third Quarter               Nine Months Ended
                                                                      September 30                  September 30
                                                                 2005            2004          2005             2004
                                                             -----------------------------------------------------------
                                                                                       ($000's)
REVENUE FROM METAL SALES                                          17,247          45,154        66,997           150,022
Net income (loss)                                                (19,610)          6,598       (42,574)           15,553
Net income (loss) per share (dollars basic and diluted)            (0.38)           0.13         (0.82)             0.30
Operating cash flow provided (used)                              (17,463)         17,851       (31,862)           51,101
Long-term debt, including current portion                                                       48,360            41,817
Shareholders' Equity                                                                           177,795           324,676
------------------------------------------------------------------------------------------------------------------------
Common shares outstanding (as at September 30)                                              52,129,676        51,629,117


SUMMARY OF QUARTERLY RESULTS

--------------------------------------------------------------------------------------------------------------------
                                   2003                       2004                                2005

($000, except per share          4TH QTR    1ST QTR   2ND QTR    3RD QTR   4TH QTR     1ST QTR   2ND QTR   3RD QTR
   amounts)
--------------------------------------------------------------------------------------------------------------------
Revenue from metal sales           59,805    53,156    51,712    45,154     35,182     26,206     23,544    17,247
Net income (loss)                  16,092     6,121     2,834     6,598   (107,663)    (7,736)   (15,228)  (19,205)
Net income (loss) per share         0.32       0.11      0.06      0.13      (2.09)     (0.15)     (0.29)   (0.37)
Fully diluted net income
(loss) per share                    0.31       0.11      0.06      0.13      (2.09)     (0.15)     (0.29)   (0.37)
--------------------------------------------------------------------------------------------------------------------

RESULTS OF OPERATIONS

The Company realized a net loss for the three months ended September 30, 2005 of $19,610,000 or $0.38 per share on revenues of $17,247,000 compared to a net income of $6,598,000 or $0.13 per share on revenues of $45,154,000 for the corresponding period a year earlier.

For the nine months ended September 30, 2005, the Company realized a net loss of $42,574,000 or $0.82 per share on revenue of $66,997,000 compared to a net income of $15,553,000 or $0.30 per share on revenue of $150,022,000 for the nine months ended September 30, 2004.

In the third quarter of 2005, the Company's palladium revenue was affected by a 50% decline in palladium production compared to the year earlier period, together with a continuing low palladium price. During the third quarter of 2005, revenue was recorded on 34,331 ounces of palladium at the September 30, 2005 quoted market price of US$194 per ounce, compared to a palladium price in the third quarter of 2004 of US$325 per ounce, which was the floor price under the Palladium Sales Contract in that period. Variations from the provisionally priced sales will be recognized as revenue adjustments as they occur until the price is finalized. In addition, revenue from by-product metal declined by 46% to $9,778,000 in

Third Quarter                                                  North American
   Report, 2005                   Page 3 of 11                    Palladium Ltd.

the third quarter of 2005 compared to $18,164,000 in the third quarter of 2004, reflecting the decreased production of nickel, platinum, gold and copper. Prices for these metals continued well above historical levels for the third quarter. Partially offsetting the higher by-product prices was a strengthening Canadian dollar which averaged US$0.83 in the third quarter 2005, compared to US$0.76 in the third quarter 2004.

For the nine months ended September 30, 2005, revenue was recorded on 122,084 ounces of palladium. Revenue on 6,403 ounces of palladium production was recognized at the floor price of US$325 per ounce. All other palladium production for the nine months will be delivered into either a sales contract with a leading catalytic converter manufacturer or a global commodity dealer. These contracts provide for pricing at either the monthly average price in the month prior to delivery of palladium or the spot price on the day of delivery. For the nine months ended September 30, 2004, revenue was recorded on 213,327 ounces at the floor price of US$325 under the Palladium Sales Contract.

Production costs including overheads but excluding non-cash amortization were $25,639,000 during the third quarter of 2005 compared to $25,020,000 during the third quarter of 2004. Production costs for the nine months of 2005 were $75,048,000 compared to $79,138,000 for 2004. Unit costs to produce palladium (production costs including overhead and smelter treatment, refining and freight costs), net of by-product metal revenues and royalties, increased to US$493 per ounce in the third quarter of 2005 (YTD US$344) compared to US$135 per ounce in the third quarter of 2004 (YTD US$136). The increase in unit cash costs was caused by a combination of lower ore grades and metal recoveries, which led to a 50% decline in palladium production and a 46% drop in revenue from by-product metals in the quarter (YTD a 43% decline in palladium production and a 34% reduction in revenue from by-product metals). In addition, throughout the nine months there was an increase in the waste to ore strip ratio and continuing pressure on operating costs, particularly power and diesel fuel and ongoing mill repairs.

During the third quarter of 2005, the mill processed 1,328,433 tonnes of ore, or an average of 14,439 tonnes per day, with a palladium grade of 1.47 grams per tonne, producing 39,532 ounces of palladium at a recovery rate of 62.9%. This compares with the third quarter of 2004, when the mill processed 1,301,378 tonnes of ore, or 14,145 tonnes per day, with a palladium grade of 2.53 grams per tonne, producing 79,174 ounces of palladium at a recovery rate of 74.8%. Metal production during the third quarter and for the nine months ended September 30,2005 was affected by lower recoveries. The lower palladium recovery was a result of the lower head grade as well as a change of mineralogy of the ore.

Non-cash amortization expense decreased to $4,608,000 in the third quarter of 2005 compared to $9,411,000 in the third quarter of 2004 (YTD, $14,136,000 for 2005, $28,142,000 for 2004). The reduced amortization expense is attributable to the decrease in palladium production, along with a lower unit of production amortization rate as a result of the asset impairment charge recorded in 2004, which resulted in an approximate 40% reduction in the unit amortization rate.

With the ramp-up in activity on the Company's exploration projects, exploration expense increased to $1,721,000 in the third quarter of 2005 compared to $366,000 in the year-earlier period. The Company incurred interest expense on long-term debt of $632,000 in the third quarter of 2005 compared to $410,000 in the third quarter of 2004 reflecting higher interest rates on its US dollar denominated debt.

CASH FLOW AND FINANCIAL POSITION

Cash used in operations (prior to changes in non-cash working capital) was $17,463,000 for the third quarter of 2005 compared to cash provided by operations of $17,851,000 for the third quarter of 2004. The primary reason for the decrease in operating cash flow was the significant decline in revenue from metal sales. Changes in non-cash working capital provided $5,885,000 in the third quarter ($33,156,000, YTD 2005) compared to $11,932,000 in the third quarter of 2004 ($11,110,000, YTD 2004). The major item affecting the non-cash working capital was a $5,431,000 reduction in concentrate inventory awaiting settlement for the quarter ($35,116,000, YTD 2005). The reduction was caused by a decrease in the physical quantity of palladium in concentrate awaiting settlement, which declined to 56,977 ounces at September 30, 2005 compared to 83,755 ounces at June 30, 2005 and 114,186 ounces at December 31, 2004. After allowing for working capital changes, cash consumed by operations was $11,578,000 in the third quarter of 2005 compared to cash provided by operations of $29,783,000 in the third quarter of 2004. For the nine months ended September 30, 2005 cash provide by operations was $1,294,000, compared to $62,211,000 in the nine months to September 30, 2004.

Third Quarter                                                  North American
   Report, 2005                   Page 4 of 11                    Palladium Ltd.

Investing activities required $9,512,000 of cash in the third quarter of 2005 compared to $8,392,000 in the third quarter of 2004. During the quarter, the Company advanced the underground mine development with 207 metres of main ramp development, the second stage of the ventilation raise was collared and the set up completed. The vent bypass drift was 80% completed and the second leg of the manway raise was started. The underground mine development continues progressing towards stope production in the first quarter of 2006. During the nine months ended September 30, 2005, the Company incurred $29,886,000 on capital expenditures, of which $6,583,000 were funded by means of capital lease.

The Company's long-term debt position was $48.4 million at September 30, 2005 compared to $50.2 million at December 31, 2004 reflecting scheduled repayments, and it had cash and cash equivalents of $40.0 million at September 30, 2005.

CONTRACTUAL OBLIGATIONS AS AT SEPTEMBER 30, 2005

--------------------------------------------------------------------------------------------------------------------
                                                                      PAYMENTS DUE BY PERIOD
                                                --------------------------------------------------------------------
                                                     TOTAL            1 YEAR         1 - 3 YEARS      4 - 5 YEARS
--------------------------------------------------------------------------------------------------------------------
                                                                             ($000's)
Senior credit facility                                25,918            6,645            13,289           5,984
Kaiser-Francis credit facility                        13,353           13,353                --              --
Capital lease obligations                              9,088            2,326             4,136           2,626
Operating leases                                       1,126              731               395              --
Other purchase obligations                            10,426           10,426                --              --
                                                --------------------------------------------------------------------
                                                      59,911           33,481            17,820           8,610
====================================================================================================================

There are no payments due after five years.

FORWARD METAL SALES AND METAL PRICE SWAP CONTRACTS

North American Palladium uses fixed-price forward platinum and gold sales contracts and cash settled nickel and copper price swap contracts to insulate its earnings and cash flows from changes in these metal prices. These contracts allow the Company to sell its platinum and gold production to credit-worthy metal dealers at a fixed price under the forward sales contract. In the case of nickel and copper, the Company receives a fixed metal price in exchange for paying the floating price received under its physical sales contracts to acceptable counterparts under the metal price swap contracts.

FIXED-PRICE FORWARD PLATINUM SALES CONTRACTS (THE "PLATINUM HEDGE POSITION")
(as of September 30, 2005)
----------------------------------------------------------------- ---------------------------------------------------
Platinum ounces hedged                                            10,301
----------------------------------------------------------------- ---------------------------------------------------
Maturity date of platinum sales contracts                         June 30, 2006
----------------------------------------------------------------- ---------------------------------------------------
Weighted-average estimated platinum sales contract price up to    US$868/oz.(1)
    maturity date
----------------------------------------------------------------- ---------------------------------------------------
Delivery obligations                                              The Company will deliver platinum produced from
                                                                  its operations on a monthly basis to satisfy the
                                                                  forward sales contracts by the maturity date
                                                                  (currently June 30, 2006)
----------------------------------------------------------------- ---------------------------------------------------
Unrealized mark-to-market loss at September 30, 2005              US$679,000(2)
----------------------------------------------------------------- ---------------------------------------------------



-----------------------------------
(1) Weighted-average estimated platinum price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of platinum sold forward.
(2) The September 30, 2005 spot platinum price of US$929 per ounce was used as the basis for calculating forward prices to determine the unrealized mark-to-market loss for the platinum forward sales contracts that have not been taken into revenue.

Third Quarter                                                  North American
   Report, 2005                   Page 5 of 11                    Palladium Ltd.

FIXED-PRICE GOLD SWAP CONTRACTS (THE "GOLD HEDGE POSITION")
(as of September 30, 2005)
----------------------------------------------------------------- ---------------------------------------------------
Gold ounces hedged                                                7,500
----------------------------------------------------------------- ---------------------------------------------------
Maturity date of gold swap contracts                              June 30, 2006
----------------------------------------------------------------- ---------------------------------------------------
Weighted-average estimated gold swap contract price up to         US$443/oz.((1))
    maturity date
----------------------------------------------------------------- ---------------------------------------------------
Payment obligations                                               The Company will pay on a monthly basis the
                                                                  floating gold price (average monthly PM fix
                                                                  price) for the respective volume of gold metal
                                                                  swapped and receive a fixed price from the
                                                                  counterpart for the period up to the maturity
                                                                  date (currently June 30, 2006)
----------------------------------------------------------------- ---------------------------------------------------
Unrealized mark-to-market loss at September 30, 2005              US$232,000((2))
----------------------------------------------------------------- ---------------------------------------------------


FIXED-PRICE NICKEL SWAP CONTRACTS (THE "NICKEL HEDGE POSITION")
(as of September 30, 2005)
--------------------------------------------------------------- -----------------------------------------------------
Nickel tonnes hedged                                            810
--------------------------------------------------------------- -----------------------------------------------------
Maturity date of nickel swap contracts                          June 30, 2006
--------------------------------------------------------------- -----------------------------------------------------
Weighted-average estimated fixed nickel price up to maturity    US$14,727 per tonne (US$6.68 per lb.)((3))
    date
--------------------------------------------------------------- -----------------------------------------------------
Payment obligations                                             The Company will pay on a monthly basis the
                                                                floating nickel price (average monthly LME 3-mth
                                                                nickel price) for the respective volume of nickel
                                                                metal swapped and receive a fixed price from the
                                                                counterpart for the period up to the maturity date
                                                                (currently June 30, 2006)
--------------------------------------------------------------- -----------------------------------------------------
Unrealized mark-to-market gain at Sept. 30, 2005                US$1,101,000((4))
--------------------------------------------------------------- -----------------------------------------------------


FIXED-PRICE COPPER SWAP CONTRACTS (THE "COPPER HEDGE POSITION")
(as of September 30, 2005)
--------------------------------------------------------------- -----------------------------------------------------
Copper tonnes hedged                                            300
--------------------------------------------------------------- -----------------------------------------------------
Maturity date of copper swap contracts                          March 31, 2006
--------------------------------------------------------------- -----------------------------------------------------
Weighted-average estimated fixed copper price up to maturity    US$2,800 per tonne (US$1.27 per lb.)((5))
    date
--------------------------------------------------------------- -----------------------------------------------------
Payment obligations                                             The Company will pay on a monthly basis the
                                                                floating copper price (average monthly LME 3-mth
                                                                copper price) for the respective volume of copper
                                                                metal swapped and receive a fixed price from the
                                                                counterpart for the period up to the maturity date
                                                                (currently March 31, 2006)
--------------------------------------------------------------- -----------------------------------------------------
Unrealized mark-to-market loss at Sept. 30, 2005                US$234,000((6))
--------------------------------------------------------------- -----------------------------------------------------

The Company has entered into Master Trading Agreements and Master Swap Agreements with various counterparts, which govern the terms of its forward metal sales and fixed price swaps. These counterparts have a long-term credit rating assigned by Standard & Poor's of "A" or better, or equivalent rating from other international credit rating agencies.


--------------------------------
(1) Weighted-average estimated gold price is based on the aggregate value of contracted prices for the expected delivery volumes for each respective delivery month divided by the total volume of gold sold forward.
(2) The September 30, 2005 spot gold price of US$473.25 per ounce was used as the basis for calculating forward prices to determine the unrealized mark-to-market loss for the gold forward swap contracts.
(3) Weighted-average estimated nickel price is based on the aggregate value of contracted fixed prices for the expected nickel volumes for each respective delivery month divided by the total volume of nickel under the swap contract.
(4) The September 30, 2005 average LME 3-mth nickel price of $14,081 was used as the basis to calculate forward prices to determine the unrealized mark-to-market gain.
(5) Weighted-average estimated copper price is based on the aggregate value of contracted fixed prices for the expected copper volumes for each respective delivery month divided by the total volume of copper under the swap contract.
(6) The September 30, 2005 average LME 3-mth copper price of $3,672 was used as the basis to calculate forward prices to determine the unrealized mark-to-market loss.

Third Quarter                                                  North American
   Report, 2005                   Page 6 of 11                    Palladium Ltd.

SUBSEQUENT EVENTS

In October, the Company made a decision to unwind various by-product metal hedges namely, platinum, gold, nickel and copper through the buy-back of forward sales or cash settled metal price swaps. This decision was taken to reposition the Company's exposure to its by-product metals in advance of the expected increase in metal production at Lac des Iles in 2006. The buy-back of outstanding hedges is continuing and is expected to be complete by year-end 2005. The combined liquidated and marked-to-market values of all hedges are positive and the Company expects to realize a nominal profit from the hedge liquidation. Since inception, the Company's hedge program has proved to be quite successful in satisfying a need to finance expansion of its Lac des Iles mine and manage cash flow from operations.

RELATED PARTY TRANSACTIONS

The Company engaged Louis J. Fox in November 1999 to provide services in connection with the negotiation of palladium end-user supply contracts, project capital financing, smelting and refining agreements, metals price forecasting and marketing other metals. The services agreement was negotiated at arms-length prior to Mr. Fox becoming a director of the Company. Mr. Fox received a fee in connection with the negotiations related to the Palladium Sales Contract. The amount payable to Mr. Fox for the first six months of 2005 was $218,000. The Palladium Sales Contract expired on June 30, 2005 and no further fees are payable to Mr. Fox in connection with this contract.

In December 2001, Kaiser-Francis provided a US$20 million non-revolving credit facility to finance the Company's working capital requirements. In the second quarter 2004, the Kaiser-Francis credit facility was extended to June 30, 2006. Interest is based upon the 30-day LIBOR plus 2.50% and the stand-by fee is 0.125% per annum. The amount payable to Kaiser-Francis for interest and standby fee for the third quarter and first nine months of 2005 was $216,000 and $609,000 respectively. Kaiser-Francis holds approximately 50% of the common shares of the Company.

EXPLORATION & DEVELOPMENT

At Lac des Iles, the Company continues to receive encouraging results from the Offset High Grade Zone resource expansion program. One additional hole (05-016) has been completed since the last reported results (see press release dated September 26, 2005). Additional assays have also been received for holes 05-003 and 014 previously reported in the September 26, 2005 press release.

This quarter 7,840 metres have been drilled and four holes are currently in progress. An additional 3 holes are being proposed as part of the current $2.5 million exploration program. The drilling is expected to be completed by the fourth quarter after which an updated resource estimate for the Offset High Grade Zone will be initiated and released.

Third Quarter                                                  North American
   Report, 2005                   Page 7 of 11                    Palladium Ltd.

----------------------------------------------------------------------------------------------------------------
                               (ME%RES)                          (GRAMS PER TONNE)                  %
----------------------------------------------------------------------------------------------------------------
HOLE ID             FROM         TO       INTERVAL     PALLADIUM      PLATINUM     GOLD    NICKEL      COPPER
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
UPDATED ASSAY RESULTS REPORTED ON SEPTEMBER 25, 2005
--------------------------------------------------------------------------------- ------- ---------- -----------
05-014             1169.00     1221.00      52.00          5.21          0.33       0.27     0.09        0.08
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1169.00     1183.00      14.00          8.69          0.46       0.55     0.13        0.13
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1176.00     1182.00       6.00         10.44          0.55       0.67     0.15        0.13
---------------------------- ----------- ----------- -------------- ------------- ------- ---------- -----------
NOVEMBER 8, 2005
---------------------------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-003             1123.00     1140.00      17.00          8.00          0.48       0.36     0.05        0.07
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1128.00     1134.00       6.00         14.27          0.75       0.80     0.09        0.10
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
05-016             1033.30     1170.00     136.70          5.56          0.37       0.34     0.12        0.09
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1034.10     1045.50      11.40          8.22          0.57       0.78     0.25        0.16
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                1056.00     1084.40      28.40          7.62          0.49       0.24     0.09        0.06
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
incl               1071.00     1076.00       5.00         17.02          1.19       0.42     0.14        0.11
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                1107.00     1114.20       7.20         11.12          0.73       0.53     0.20        0.16
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------
and                1119.00     1124.30       5.30         11.33          0.45       0.42     0.16        0.15
----------------- ---------- ----------- ----------- -------------- ------------- ------- ---------- -----------

The Offset High Grade Zone has now been intersected over a 500 metre vertical height and approximately 550 metres along strike. Mineralization to the south of the historic inferred resource of 1.05 million ounces (see Annual Report 2004) appears to be expanding with recent drill results indicating widths in the 20 to 80+ metre range. Hole 05-016 reported above is the strongest intercept drilled to date on either the High Grade or Offset High Grade Zone. These types of widths are significant because they may be amenable to future lower cost, large scale bulk mining techniques.

On October 18, 2005 the Company announced that it had entered into a letter of intent to form a Joint Venture with Gold Fields Limited (JSE:GFI, NYSE:GFI) to further explore and develop a mining operation at the Arctic Platinum Project ("APP") located in Finland (see press release dated October 18, 2005). The APP includes several advanced stage PGM Projects. The Company has been granted an option to earn a 60% interest in APP and become project operator by spending US$12.5 million, completing a feasibility study and making a production decision as well as paying Gold Fields up to US$45 million through the issuance of the Company's common shares on or before June 30, 2008. Upon forming a Joint Venture, Gold Fields retains a back-in right to acquire an additional 10% by reducing the number of the Company's common shares issued to Goldfields by 20%. The transaction is subject to certain conditions including the executing of a formal agreement and receipt of all necessary regulatory approvals.

The Company is pleased to announce that on September 29, 2005, the shareholders of URSA Major Minerals Incorporated (TSXV: UMJ) approved the option and joint venture agreement on the Shakespeare nickel, copper, PGM property located near Sudbury, Ontario. The property is proposed to be a 60% North American Palladium, 40% URSA Joint Venture with the Company becoming the operator upon successful completion of a viable feasibility study and arranging financing for commercial production. On the adjoining Agnew Lake Project (50/50 Option Joint Venture) a fall exploration program has been initiated in advance of a winter drill program.

No field work was carried out on the Company's Bird River Project, an Option Joint Venture with Gossan Resources Limited (TSXV: GSS). Future work will include follow-up diamond drilling of a previously reported intercept of 13.75m @ 1.08% Ni, 0.50% Cu, 0.047% Co, 0.396 gpt Pt, and 1.108 gpt Pd (including 4.75m
@ 2.14% Ni and 0.44% Cu) from drill hole BR-05-02 drilled earlier this year.

In follow up to a detailed airborne survey, first pass mapping and prospecting was completed over the Company's Lynn Lake Properties, an Option Joint Venture Agreement with Rare Earth Metals Corp (TSXV:REM) located within the historic Lynn Lake Mining camp in northern Manitoba. Ground geophysical surveys and drill testing of selected targets is planned for early 2006.

Third Quarter                                                  North American
   Report, 2005                   Page 8 of 11                    Palladium Ltd.

On the Company's Tyko and Bulldozer Lake Properties located approximately 30 kilometres southeast of Manitouwadge, field work carried out this summer has successfully advanced the Tyko and "RJ" Ni, Cu and PGE occurrences to a drill stage.

The Company has terminated its option agreements on the Shebandowan projects other than the option and joint venture with INCO on the Haines-Conacher property which surrounds the past producing Shebandowan mine. A second phase of diamond drilling on the Haines-Conacher property is planned for this winter.

NON-GAAP MEASURE

North American Palladium has included in this document a non-GAAP performance measure for cash cost per ounce. This non-GAAP measure does not have any standardized meaning nor is it necessarily comparable with similar measures presented by other companies. North American Palladium believes that certain investors use this information to evaluate the Company's performance. This data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

RECONCILIATION OF CASH COST PER OUNCE TO FINANCIAL STATEMENTS

                                                                THREE MONTHS ENDED             NINE MONTHS ENDED
                                                                   SEPTEMBER 30                  SEPTEMBER 30
                                                           ----------------------------------------------------------
                                                                                     ($000)
                                                               2005           2004           2005            2004
                                                           ----------------------------------------------------------
PRODUCTION COSTS INCLUDING OVERHEAD                              25,639        24,245         75,048         76,732
SMELTER TREATMENT, REFINING AND FREIGHT COSTS                     3,791         5,268         12,788         17,919
                                                           ----------------------------------------------------------
                                                                 29,430        29,513         87,836         94,651
LESS:  BY-PRODUCT METAL REVENUE                                  (9,778)      (18,163)       (37,542)       (56,785)
                                                           ----------------------------------------------------------
                                                                 19,652        11,350         50,294         37,866
                                                           ----------------------------------------------------------

DIVIDED BY OUNCES OF PALLADIUM                                   34,331        66,674        122,084        213,327
                                                           ----------------------------------------------------------

CASH COST PER OUNCE (C$)                                            572           170            412            178
                                                           ----------------------------------------------------------
C$ EXCHANGE RATE*                                                1.1612        1.2639         1.1988         1.3047
                                                           ----------------------------------------------------------
CASH COST PER OUNCE (US$)                                           493           135            344            136
                                                           ----------------------------------------------------------

*Exchange rate as at September 30, 2004 and 2005 for the three months. For the nine months the exchange rate is the average of the three quarter ended as of September 30.

MANAGEMENT'S OUTLOOK

With operational improvement and cost reduction efforts continuing in the fourth quarter, management expects production costs, including overheads, but excluding non-cash amortization, to be reduced compared to the third quarter. Improved basket metal prices, particularly palladium and the expected increase in the fourth quarter's metal production should increase revenue to approximately $20 million, provided that metal prices remain at their current values. These combined factors will greatly improve the Company's cash margin position over the previous two quarters and permit the Company to commence 2006 with solid cash reserves. This will allow the Company to take advantage of the much improved metal grades resulting from the underground mine start-up in the first quarter of 2006 and continue our expanded exploration and project development programs.

Production costs including overheads but excluding non-cash amortization decreased from $26.2 million in the second quarter to $25.2 million in the third quarter, primarily due to lower maintenance costs. In the third quarter additional investment was made in the mill's preventative maintenance program. Following the implementation of the preventative maintenance program in the second quarter of this year, the mill team began systematically examining every circuit in the process, starting with the mills, the flotation circuit, piping, and finally to the crushing and conveying circuit. The majority of the

Third Quarter                                                  North American
   Report, 2005                   Page 9 of 11                    Palladium Ltd.

improvements have been completed, including the repair of a ball mill bearing problem, with only minor work remaining to be done on several conveyor belts and the associated transfer chutes. These belts and chutes caused some further operational disruptions during early October; however, the mill is expected to average close to the process plant's design throughput rate of 15,000 tonnes per day for the fourth quarter. We are seeing the benefit of the preventative maintenance program as both availabilities and throughput have improved from the first quarter and we expect to see continued improvement in the fourth quarter. Availability in the third quarter was 91.7%, up from 86.3% in the first quarter, and throughput was 14,439 tonnes per day in the third quarter up from 12,848 tonnes per day in the first quarter.

In addition to milling improvements, other cost cutting measures were put in place. We reduced the work force of both employees and contractors in early October; flattening the management structure in order to provide more direct responsibility. Mining operations at Lac des Iles are expected to gain further efficiency through the elimination of excess ore and waste re-handling, which will stem from the combination of improvements in blasting techniques and crusher operation. Other cost savings will come from the scheduled decrease in the waste to ore strip ratio, as it moves from the year to date 3:1 towards less than 2.5:1 in the following year.

The fourth quarter's mineable ore will be of the higher grade ore typically mined and processed in past quarters. Mine operations are currently through mining the low grade ore from the third quarter that was the cause of the increase in mill tailings to the 0.06 grams of palladium per tonne range, as discussed in the third quarter operating performance press release. It is expected that with mining the currently available ore, recoveries and tailings grades will realign to historical average numbers. The underground's advancement will also produce high grade development ore during this quarter, which will be blended with the lower grade ore from the open pit.

Management continues to be guardedly optimistic that the palladium price will continue to improve throughout the fourth quarter and into 2006. Market fundamentals along with general interest in the metal have significantly improved in the last month and as a result the price for palladium has increased from the range of US$185 per ounce up to above US$220 per ounce. This trend supports the contention that palladium and platinum are relative substitutes, and consumers, particularly those in the jewelry and autocatalyst industries, will switch when the price differential becomes excessive as is the current case with the platinum price remaining above US$900. Although demand for palladium across its various uses is increasing, new mine supply has not. Albeit, Norilsk Nickel is predicting a modest increase in its palladium production, up approximately 100,000 ounces to 2.9 million ounces, production levels in South Africa and North America are expected to remain flat. On balance, management expects to see a further decline in the palladium market surplus during the remainder of 2005 and into 2006, all of which supports an upward trend in palladium price.

All in all, the Company expects to complete its 2005 initiatives and looks forward to 2006 as being a very promising year. The underground development is progressing on schedule and will be in full production during the first quarter. Previous issues with the mining and milling processes at Lac des Iles have since been resolved and operations are poised to take advantage of increased head grades as a result of the underground high-grade ore. During the third quarter, the Company signed an agreement with URSA Major Minerals Incorporated, to earn a 60% joint venture interest in the Shakespeare Project. A final feasibility study is underway to construct a mine and mill at Shakespeare, which will produce a nickel, copper, PGM concentrate. These study results are expected to be released in early 2006. Management is very excited about its participation in the Arctic Platinum Project with Gold Fields Limited and believes this project holds significant potential. The Company expects to begin a drilling program in early 2006 in an attempt to delineate a 5 million ounce resource with grades greater than 3 grams per tonne of combined platinum, palladium, and gold. Finally, we are encouraged that the palladium price appears to be moving in-line with the rest of the metal markets, which will greatly enhance the Company's financial strength and position moving forward.


Third Quarter                                                  North American
   Report, 2005                  Page 10 of 11                    Palladium Ltd.

OTHER INFORMATION

Additional information regarding the Company is included in the Company's Annual Information Form and Annual Report on Form 40-F which are filed with the Canadian securities regulators and the United States Securities and Exchange Commission, respectively. A copy of the Company's Annual Information Form is posted on the SEDAR website at www.sedar.com. A copy of the Annual Report or Form 40-F can be obtained from the United States Securities and Exchange Commission's website at www.sec.gov.

OUTSTANDING SHARE DATA

As of November 8, 2005, there were 52,183,884 common shares of the Company outstanding and options issued pursuant to the 1995 Corporate Stock Option Plan entitling holders thereof to acquire 637,037 common shares of the Company at an average strike price of $10.39.

Forward-Looking Statements - Certain statements included in this 2005 third quarter interim report, financial statements for the period ended September 30, 2005 and management's discussion and analysis are forward-looking statements which are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. They include estimates and statements that describe the Company's future plans, objectives and goals, including words to the effect that the Company or management expects a stated condition or result to occur. When used herein, words such as "continue", "proposed", "appears", "indicating", "predicting", "estimate", "expect", "plan", "should", "may", "will" and other similar expressions are intended to identify forward-looking statements. In particular statements relating to the estimated future metal prices, cash flows, expenses, capital costs, ore production, mine life, financing, construction and commissioning, and exploration prospects are forward-looking statements. Such forward-looking statements involve inherent risks and uncertainties and are subject to factors, many of which are beyond our control, that may cause actual results or performance to differ materially from those currently anticipated in such statements. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include among others metal price volatility, changes in the US/CDN dollar exchange rate, economic and political events affecting metal supply and demand, fluctuations in ore grade, ore tonnes milled, geological, technical, mining or processing problems, recoverability of metals, future profitability and production, availability of financing on acceptable terms and unexpected problems during the development, construction and start-up phases of the underground mine. For a more comprehensive review of risk factors, please refer to the Company's most recent Annual Report under "Management's Discussion and Analysis of Financial Results" and Annual Information Form under "Risk Factors" on file with the U.S. Securities and Exchange Commission and Canada provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise. Readers are cautioned not to put undue reliance on these forward-looking statements.
--------------------------------------------------------------------------------




Third Quarter                                                  North American
   Report, 2005                  Page 11 of 11                    Palladium Ltd.